SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For November 14, 2007
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1)	The Press Release issued on November 14, 2007.

Amsterdam • 14 November, 2007
ING to acquire Argentina’s leading pension and annuity business
ING announced today that it has reached an agreement with Santander and Grupo Bapro to acquire 100% of Argentine pension fund Origenes AFJP and annuity company Origenes Seguros de Retiro to further strengthen ING’s position in Latin America. This transaction will make ING the largest pension fund manager and second largest annuity provider in Argentina, further enhancing the scale of its recently boosted Latin American wealth management business.
Under the terms of the agreement, ING will acquire 59.2% of the mandatory pension and annuity business from Santander and the remaining 40.8% from its joint venture partner, Grupo Bapro and its subsidiaries, for a total consideration of USD 280 million (EUR 192 million).1 The impact of this acquisition is equivalent to 35 bps of the debt equity ratio of ING Group.
Tom McInerney, ING Executive Board member and CEO for ING Insurance Americas said, “These pension and annuity businesses both have exceptional market positions in Argentina, making this acquisition an excellent platform with which to grow ING’s wealth management and retirement services position in the region. This acquisition represents another milestone in ING’s strategy to support growth through suitable bolt-on acquisitions.”
Santander’s and Grupo Bapro’s pension and annuity businesses in Argentina had more than 2.4 million customers and 1,761 employees and sales personnel at the end of June 2007 and distribute products primarily through a network of tied agents. As of June 2007 the business reported USD6.5 billion (EUR4.5 billion) of assets under management and after tax profits of USD37 million (EUR25 million) (Argentina’s fiscal year ends June 2007).
On July 27, ING announced that it had reached an agreement with Santander to acquire its Latin American pension businesses excluding Argentina. These mandatory pension fund management companies (AFPs) are located in Mexico, Chile, Colombia and Uruguay and make ING the second largest pension fund manager in Latin America.
This transaction is subject to regulatory approval and is expected to close in December 2007.

[1]	Based on exchange rate as of 13/11/2007

Press enquiries:
Pilar Teixeira, ING Group	+ 31 20 541 5469, pilar.teixeira@ing.com
Dana Ripley, ING Insurance Americas	+1 770.980.4865, dana.ripley@us.ing.com
ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 75 million private, corporate and institutional clients in 50 countries. With a diverse workforce of over 120,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.
In the Americas, ING Insurance employs 28,000 people and has operations in the United States, Canada, Mexico, Brazil, Chile and Peru, where ING offers a range of wealth accumulation and asset management products and participates in the pension, life, annuity, health, auto and property & casualty insurance businesses.
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates (viii) general competitive factors, (ix) changes in laws and regulations, (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/H. van Barneveld
H. van Barneveld
General Manager Corporate Control & Finance

By:	/s/W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: November 14, 2007